EXHIBIT 2

                        TEFRON LTD. AND ITS SUBSIDIARIES


                        CONSOLIDATED FINANCIAL STATEMENTS


                             AS OF DECEMBER 31, 2004


                            U.S. DOLLARS IN THOUSANDS




                                      INDEX


                                                                   PAGE
                                                               --------------

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM            F - 2

CONSOLIDATED BALANCE SHEETS                                    F - 3 - F - 4

CONSOLIDATED STATEMENTS OF OPERATIONS                              F - 5

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY         F - 6

CONSOLIDATED STATEMENTS OF CASH FLOWS                          F - 7 - F - 8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                     F - 9 - F - 33

[ERNST & TOUNG LOGO]
                   [X] KOST FORER GABBAY & KASIERER     [X] Phone: 972-3-6232525
                       3 Aminadav St.                       Fax:   972-3-5622555
                       Tel-Aviv 67067, Israel

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                             TO THE SHAREHOLDERS OF

                                   TEFRON LTD.

     We have audited the accompanying consolidated balance sheets of Tefron Ltd. ("the Company") and its subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We did not audit the financial statements of Alba Health LLC ("Alba Health") a subsidiary, whose statements constitute 23.4% and 23.9% of total consolidated assets as of December 31, 2003 and 2004, respectively and whose revenues constitute 6.5%, 23.5% and 18.7% of total consolidated revenues for the period from September 6, 2002 to December 31, 2002 and for the two years ended December 31, 2003 and 2004, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for Alba Health, is based solely on the reports of the other auditors.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S generally accepted accounting principles.


Tel-Aviv, Israel                                 KOST FORER GABBAY & KASIERER
March 28, 2005                                 A Member of Ernst & Young Global

                                                TEFRON LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                                   DECEMBER 31,
                                                                               ---------------------
                                                                       NOTE       2003         2004
                                                                       ---     --------     --------
    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                                    $  5,747     $  3,558
  Trade receivables (net of allowances for doubtful accounts and product returns of $ 779 and $ 252 as of December 31, 2003 and
    2004, respectively)                                                          24,917       21,402
  Other accounts receivable and prepaid expenses                        4         6,166        5,696
  Inventories                                                           5        31,676       33,137
                                                                               --------     --------

TOTAL current assets                                                             68,506       63,793
                                                                               --------     --------

LONG-TERM ASSETS:
  Deferred taxes                                                       14g        3,428        2,486
  Investment in affiliated company                                      7           296            -
  Severance pay fund                                                                217           95
  Other                                                                             806          483
                                                                               --------     --------

TOTAL long-term assets                                                            4,747        3,064
                                                                               --------     --------

PROPERTY, PLANT AND EQUIPMENT, NET                                      6        97,473       93,931
                                                                               --------     --------

GOODWILL                                                                3        30,865       30,743
                                                                               --------     --------

TOTAL assets                                                                   $201,591     $191,531
                                                                               ========     ========


The accompanying notes are an integral part of the consolidated financial statements.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


                                                                                       DECEMBER 31,
                                                                                  ---------      ---------
                                                                          NOTE       2003           2004
                                                                          ---     ---------      ---------
    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Short-term bank credit                                                   8      $  30,631      $  21,355
  Current maturities of long-term debt:
    Loans from banks and others                                            10        10,328          9,039
    Capital leases                                                         10         1,367            206
  Trade payables                                                                     29,558         28,991
  Conditional obligation with respect to issuance of shares                12             -          3,454
  Other accounts payable and accrued expenses                              9         11,146          9,189
                                                                                  ---------      ---------

TOTAL current liabilities                                                            83,030         72,234
                                                                                  ---------      ---------

LONG-TERM LIABILITIES:
  Loans from banks and others (net of current maturities)                  10        56,471         47,907
  Capital leases (net of current maturities)                               10           327              -
  Deferred taxes                                                          14g         7,570          5,611
  Accrued severance pay                                                               2,486          2,744
                                                                                  ---------      ---------

TOTAL long-term liabilities                                                          66,854         56,262
                                                                                  ---------      ---------

LIENS, CONTINGENCIES AND COMMITMENTS                                       11

MINORITY INTEREST                                                                    15,052         16,291
                                                                                  ---------      ---------

SHAREHOLDERS' EQUITY:                                                      12
  Share capital -
    Ordinary shares of NIS 1 par value -
      Authorized: 50,000,000 shares; Issued: 13,409,566 and
    18,014,247 shares as of December 31, 2003 and 2004,
    respectively;
    Outstanding:, 12,412,166  and 17,016,847 shares as of
     December 31, 2003 and 2004, respectively                                         5,575          6,582
    Deferred shares of NIS 1 par value - Authorized, issued and
     outstanding: 4,500 shares as of December 31, 2003 and 2004                           1              1
  Additional paid-in capital                                                         62,810         79,243
  Treasury shares at cost (997,400 Ordinary shares as of December 31,
    2003 and 2004)                                                                   (7,408)        (7,408)
                                                                                  ---------      ---------

TOTAL shareholders' equity                                                           36,655         46,744
                                                                                  ---------      ---------

TOTAL liabilities and shareholders' equity                                        $ 201,591      $ 191,531
                                                                                  =========      =========


The accompanying notes are an integral part of the consolidated financial statements.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


                                                                              YEAR ENDED DECEMBER 31,
                                                                  ------------------------------------------------
                                                          NOTE          2002              2003              2004
                                                          ---     ------------      ------------      ------------
Sales, net                                                        $    190,305      $    163,086      $    182,819
Cost of sales                                             13a          151,385           139,422           159,937
Restructuring costs                                        1d            1,550                 -                 -
                                                                  ------------      ------------      ------------

Gross profit                                                            37,370            23,664            22,882
Selling, general and administrative expenses                            18,358            20,323            22,387
Restructuring costs                                        1d            3,793                 -                 -
                                                                  ------------      ------------      ------------

Operating income                                                        15,219             3,341               495
Financial expenses, net                                   13b            5,457             5,628             5,212
Other income (expenses), net                              13c           (2,293)              228                 -
                                                                  ------------      ------------      ------------

Income (loss) before taxes on income                                     7,469            (2,059)           (4,717)
Taxes on income                                           14d            4,979              (424)              203
Equity in losses of affiliated companies                   7            (1,172)             (183)                -
Minority interest in earnings of a subsidiary                             (822)           (2,550)           (1,945)
Pre-acquisition earnings of subsidiary since April 1,
  2003 through May 5, 2003                                 1b                -               (85)                -
                                                                  ------------      ------------      ------------

Income (loss) before cumulative effect of change in
  accounting principles                                                    496            (4,453)           (6,865)
Cumulative effect of change in accounting principles       3           (17,994)                -                 -
                                                                  ------------      ------------      ------------

Net loss                                                          $    (17,498)     $     (4,453)     $     (6,865)
                                                                  ============      ============      ============

Basic and diluted net loss per share:

Earnings (loss) per share before cumulative effect of
  change in accounting principles                                 $       0.04      $      (0.36)     $      (0.44)

Loss per share from cumulative effect of change in
  accounting principles                                           $      (1.45)     $          -      $          -
                                                                  ------------      ------------      ------------

Basic and diluted net loss per share                              $      (1.41)     $      (0.36)     $      (0.44)
                                                                  ============      ============      ============

Weighted average number of shares used for computing
  basic and diluted net loss per share                              12,409,929        12,412,166        15,603,904
                                                                  ============      ============      ============

The accompanying notes are an integral part of the consolidated financial statements.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA


                                        ORDINARY SHARES           DEFERRED SHARES       ADDITIONAL
                                    -----------------------   -----------------------     PAID-IN
                                      NUMBER       AMOUNT       NUMBER       AMOUNT       CAPITAL
                                    ----------   ----------   ----------   ----------   ----------
Balance as of January 1, 2002       12,412,166   $    5,575        4,500   $        1   $   62,810

Foreign currency translation
  adjustments                                -            -            -            -            -
Amortization of deferred stock
  compensation                               -            -            -            -            -
Net loss                                     -            -            -            -            -
                                    ----------   ----------   ----------   ----------   ----------

Balance as of December 31, 2002     12,412,166        5,575        4,500            1       62,810

Net loss                                     -            -            -            -            -
                                    ----------   ----------   ----------   ----------   ----------

Balance as of December 31, 2003     12,412,166        5,575        4,500            1       62,810

Issuance of shares (net of
  issuance expenses in the amount
  of $ 296)                          4,604,681        1,007            -            -       15,393
Deferred stock based compensation            -            -            -            -        1,040
Amortization of deferred stock
  based compensation                         -            -            -            -            -
Net loss                                     -            -            -            -            -
                                    ----------   ----------   ----------   ----------   ----------



Balance as of December 31, 2004     17,016,847   $    6,582        4,500   $        1   $   79,243
                                    ==========   ==========   ==========   ==========   ==========


                                     DEFERRED       OTHER
                                      STOCK      COMPREHENSIVE  ACCUMULATED    TREASURY
                                   COMPENSATION     INCOME       DEFICIT        SHARES        TOTAL
                                    ----------    ----------    ----------    ----------    ----------
Balance as of January 1, 2002       $      (68)   $       50    $   (2,372)   $   (7,408)   $   58,588

Foreign currency translation
  adjustments                                -           (50)            -             -           (50)
Amortization of deferred stock
  compensation                              68             -             -             -            68
Net loss                                     -             -       (17,498)            -       (17,498)
                                    ----------    ----------    ----------    ----------    ----------

Balance as of December 31, 2002              -             -       (19,870)       (7,408)       41,108

Net loss                                     -             -        (4,453)            -        (4,453)
                                    ----------    ----------    ----------    ----------    ----------

Balance as of December 31, 2003              -             -       (24,323)       (7,408)       36,655

Issuance of shares (net of
  issuance expenses in the amount
  of $ 296)                                  -             -             -             -        16,400
Deferred stock based compensation       (1,040)            -             -             -             -
Amortization of deferred stock
  based compensation                       554             -             -             -           554
Net loss                                     -             -        (6,865)            -        (6,865)
                                    ----------    ----------    ----------    ----------    ----------



Balance as of December 31, 2004     $     (486)   $        -    $  (31,188)   $   (7,408)   $   46,744
                                    ==========    ==========    ==========    ==========    ==========


The accompanying notes are an integral part of the consolidated financial statements.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                            YEAR ENDED DECEMBER 31,
                                                                       --------------------------------
                                                                         2002        2003        2004
                                                                       --------    --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                             $(17,498)   $ (4,453)   $ (6,865)
  Adjustments to reconcile net loss to net cash provided by
    operating activities:
    Depreciation, amortization and impairment of property, plant and
      equipment                                                           9,722       9,005      10,760
    Restructuring charges                                                 4,172           -           -
    Amortization of deferred stock compensation                               -           -         554
    Loss related to conditional obligation                                    -           -         150
    Cumulative effect of change in accounting principles                 17,994           -           -
    Accrued severance pay, net                                            1,285        (692)        380
    Deferred income taxes, net                                            4,571        (621)       (853)
    Realization of pre-acquisition acquired operating losses                  -           -         489
    Equity in losses of affiliated companies                              1,172         183           -
    Loss (gain) on disposal of property, plant and equipment, net             8        (199)         28
    Minority interest in earnings of a subsidiary                           822       2,550       1,945
    Loss from issuance of shares in subsidiary to third party             2,082           -           -
    Pre-acquisition earnings of a subsidiary                                  -          85           -
  Changes in operating assets and liabilities:
    Decrease (increase) in trade receivables, net                         2,019      (3,006)      3,515
    Decrease (increase) in other accounts receivable and prepaid
      expenses                                                             (343)       (469)         65
    Increase in inventories                                              (2,634)     (4,482)     (1,461)
    Increase (decrease) in trade payables                                 4,227       3,911        (567)
    Increase (decrease) in other accounts payable and accrued
      expenses                                                           (1,753)      1,064      (1,231)
                                                                       --------    --------    --------

Net cash provided by operating activities                                25,846       2,876       6,909
                                                                       --------    --------    --------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property, plant and equipment                              (2,977)     (3,948)     (8,950)
  Investment grants received                                              1,659       1,868       1,156
  Investment in affiliated companies                                       (279)       (125)          -
  Proceeds from sale of property, plant and equipment                       218         499         422
  Acquisition of Macro Clothing (b)                                           -         300        (106)
                                                                       --------    --------    --------

Net cash used in investing activities                                    (1,379)     (1,406)     (7,478)
                                                                       --------    --------    --------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Receipt of long-term bank loans                                        25,772       8,500           -
  Repayment of long-term bank loans and other loans                     (53,980)    (22,614)     (9,854)
  Payments under capital lease                                           (1,831)     (1,691)     (1,488)
  Short-term bank credit, net                                            (3,908)     14,506      (9,276)
  Payment under issuance of shares to minority shareholders              (1,214)          -           -
  Proceeds from issuance of shares to minority shareholders              12,358           -           -
  Dividend paid to minority interest in subsidiary                            -      (1,166)       (706)
  Proceeds from issuance of shares and conditional obligation, net            -           -      19,704
                                                                       --------    --------    --------

Net cash used in financing activities                                   (22,803)     (2,465)     (1,620)
                                                                       --------    --------    --------

Increase (decrease) in cash and cash equivalents                          1,664        (995)     (2,189)
Cash and cash equivalents at the beginning of the year                    5,078       6,742       5,747
                                                                       --------    --------    --------

Cash and cash equivalents at the end of the year                       $  6,742    $  5,747    $  3,558
                                                                       ========    ========    ========

The accompanying notes are an integral part of the consolidated financial statements.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                     YEAR ENDED DECEMBER 31,
                                                                  -----------------------------
                                                                    2002       2003       2004
                                                                  -------    -------    -------
(a) CASH PAID DURING THE YEAR FOR:

       Interest                                                   $ 5,962    $ 3,538    $ 2,809
                                                                  =======    =======    =======

       Income taxes, net of refunds received                      $   (37)   $    60    $   272
                                                                  =======    =======    =======

(b) ACQUISITION OF MACRO CLOTHING:

       Working capital deficiency, net                            $     -    $   692    $     -
       Property and equipment, net                                      -       (369)         -
       Goodwill                                                         -       (122)      (367)
       Accrued severance pay, net                                       -         99          -
                                                                  -------    -------    -------

                                                                        -        300       (367)
                                                                  -------    -------    -------

       Accrued payments                                                 -          -        261
                                                                  -------    -------    -------

                                                                  $     -    $   300    $  (106)
                                                                  =======    =======    =======
(c) SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING
       ACTIVITY:

       Purchase of property, plant and equipment by credit, net
       of investment grants receivables                           $  (740)   $(2,346)   $  (490)
                                                                  =======    =======    =======

The accompanying notes are an integral part of the consolidated financial statements.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:- GENERAL

     a. Tefron Ltd, a company organized under the laws of the State of Israel ("the Company") and its subsidiaries are engaged in the design, manufacture and sale of knitted intimate apparel, swimwear and active wear, which are manufactured using two different techniques (seamless and cut and sew) and products for the health care industry (see also
          Note 15). The Company's principal market is the United States.

          The Company's significant subsidiaries are Hi-Tex, founded by the Company ("Hi-Tex"), which commenced operations in 1997, Alba-Waldensian, Inc. ("Alba"), which was purchased in December 1999, and Macro Clothing Ltd. ("Macro") which was purchased in April 2003.

     b.   Acquisition of Macro Clothing Ltd. ("Macro"):

          In April 2003, the Company agreed to acquire 100% of the outstanding Ordinary shares of Macro from Macpell Industries Ltd. ("Macpell"). The closing date of the agreement was May 5, 2003. Macro manufactures, markets and sells swimsuits and beachwear. The purchase has diversified the Company's line of products. Pursuant to the terms of the agreement, the Company assumed certain guarantees to the bank granted by Macpell in favor of Macro in the aggregate amount of approximately $ 530 and Macpell paid the Company $ 300 to assume the aforementioned guarantees. As a result, the Company recorded goodwill in the amount of $ 122. In addition, Macpell assigned to the Company its rights to a loan granted to Macro in the amount of approximately $
          522. Under the terms of the acquisition agreement, contingent cash payments of $ 367 were accrued or paid in 2004 since certain financial performance criteria were met. As a result, the Company recorded an additional consideration which increased the purchase price. Since the realized pre-acquisition tax carryforward losses exceeded the total purchase price, including the total contingent consideration, the additional consideration and the initial goodwill allocated in 2003 were recorded as income tax expenses.

          The acquisition has been treated using the purchase method of accounting in accordance with SFAS No. 141 "Business Combination". The purchase price has been allocated to the assets acquired and to the assumed liabilities based on their estimated fair value at the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired has been recorded as goodwill.

          The operating results of Macro were consolidated for reasons of convenience effective April 1, 2003. The operating results for the period prior to the acquisition (from April 1, 2003 through May 5, 2003), amounting to an income of $ 85, were deducted from the Company's consolidated results of operations. Pro forma information was not provided due to immateriality.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 1:- GENERAL (CONT.)

     c. On September 6, 2002, the Health Products Division of Alba Waldensian, Inc. ("Alba"), a wholly-owned subsidiary of Tefron U.S. Holdings Corp. which is a wholly-owned subsidiary of the Company, formed a new entity with Encompass Group, LLC, a Delaware limited liability company ("Encompass") and General Electric Capital Corporation, a Delaware corporation ("GE Capital"), to operate Alba's health products business through AlbaHealth, LLC, a newly formed Delaware limited liability company ("AlbaHealth"). In connection with the formation of AlbaHealth, Alba contributed substantially all of the assets of its health products division (together with associated liabilities, including certain existing bank indebtedness collateralized by such assets) to AlbaHealth in exchange for a 48.325% ownership interest in AlbaHealth. Both Encompass and GE Capital contributed cash to AlbaHealth in the amount of $ 12,000 and $ 1,000, in exchange for a 48.325% and 3.35% ownership interest in AlbaHealth, respectively. For a period of three years commencing September 6, 2004, Alba and GE Capital each have an option to sell all, but not less than all, of their interest in AlbaHealth to Alba Health, in exchange for its fair value, which will be determined based on a formula set forth in the agreement.

          The Company has control over the financial and operating policies of AlbaHealth through its rights to appoint the majority of AlbaHealth's directors. Therefore, the Company consolidates AlbaHealth's financial statements.

     d. On December 4, 2002, the Company announced that in the first quarter of 2003 the manufacturing of products from Alba located in Valdese, North Carolina ("Alba Consumer") to its facility in Israel. Marketing and distribution will remain in the U.S. The Company completed the restructuring plan during 2003.

          In connection with the aforementioned and in accordance with EITF Issue 94-3, "Liability Recognition of Certain Employee Termination Benefits and Other Costs to Exit an Activity" and SAB-100, "Restructuring and Impairment Charges", the Company recorded in the fourth quarter of 2002 restructuring charges of $ 5,343.

          The major components of the fiscal 2002 restructuring charges were as follows:

                                         YEAR ENDED
                                        DECEMBER 31,
                                            2002
                                           ------
Write-down of long-lived assets            $2,621
Inventory mark-down                         1,550
Employee termination and severance costs    1,172
                                           ------

                                           $5,343
                                           ======

          The cash and the non-cash elements of the expenses of the restructuring plan amounted to approximately $ 1,200 and $ 4,100, respectively. As a result of the restructuring, 250 positions were eliminated in Alba. The liability in respect of the employee termination and severance costs as of December 31, 2002, 2003 and 2004 amounted to $ 1,172, $ 214 and none, respectively. The change in the aforementioned liability during 2003 resulted from payment of severance pay to the terminated employees.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 1:- GENERAL (CONT.)

     e.   During 2002, 2003 and 2004, 63.9%, 58.2% and 60.7% respectively, were derived from the three largest customers all located in the United States. The Company's arrangements with its customers do not contain minimum purchase requirements and there can be no assurance that the principal customers will continue to purchase the Company's products in the same volumes or on the same terms as they have done in the past. A material decrease of purchases made by the major customers or a material adverse change in the terms of such purchases could have a material adverse effect on the Company's results of operations.


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

     The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are:

     a.   Use of estimates:

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     b.   Financial statements in U.S. dollars:

          The accompanying consolidated financial statements have been prepared in U.S. dollars, as the currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the U.S. dollar. The majority of sales is made in U.S. dollars, and a significant portion of purchases of materials and property, plant and equipment is in denominated U.S. dollars. Thus, the functional and the reporting currency of the Company is the U.S. dollar.

          Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement No. 52 of the Financial Accounting Standards Board ("FASB") "Foreign Currency Translation". All transactions gains and losses from the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses as appropriate.

     c.   Principles of consolidation:

          The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and those of AlbaHealth (see
          Note 1c). Intercompany balances and transactions have been eliminated in consolidation.

     d.   Cash equivalents:

          Cash equivalents are short-term highly liquid investments that are readily convertible to cash with maturities of three months or less at the date acquired.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     e.   Inventories:

          Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, discontinued products, and items with a market price that is lower than cost. Cost is determined as follows:

          Raw materials, accessories and packaging materials - using the "moving average cost" method.

          Work-in-progress and finished products - using standard costs which are adjusted to actual costs.

     f.   Property, plant and equipment, net:

          Property, plant and equipment are stated at cost, net of accumulated depreciation and investment grants. Investment grants are recorded at the time the Company is entitled to such grants. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

                                                                       %
                                                                     -------
          Buildings                                                   2.5
          Machinery and equipment                                      7
          Installations and leasehold improvements                   5 - 10
          Motor vehicles                                              15
          Furniture and office equipment                             6 - 25

          Leasehold improvements are amortized over the term of the lease, including reasonably assured renewal options, or the useful lives of the assets, whichever is shorter. The Company's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company recorded impairment losses of $ 771 for the year ended December 31, 2004.

     g.   Goodwill:

          Goodwill is measured as the excess of the cost of an acquired company over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. Goodwill is not amortized, but rather reviewed for impairment at least annually in accordance with the provisions of SFAS No. 142.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          SFAS No.142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable o each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. The Company performed annual impairment test during 2003 and 2004 and no impairment losses have been identified.

     h.   Investments in affiliated companies:

          Affiliated companies are companies in which the Company is able to exercise significant influence over their operating and financial policies. The investments in affiliated companies are accounted for by the equity method. The excess of the purchase price over the fair value of net assets acquired has been attributed to goodwill. Income from intercompany sales, not realized outside the Group, is eliminated.

          The Company's investments in these companies is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable, in accordance with Accounting Principle Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock" ("APB No. 18"). During 2004, based on management's most recent analyses, impairment losses have been recorded in the amount of $ 296 which reduced the investments to zero.

     i.   Severance pay:

          The Company's liability for severance pay in Israel is calculated pursuant to Israel's Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its Israeli employees, is fully provided by monthly deposits with insurance policies, pension and severance pay funds and by an accrual. The value of the severance pay funds is recorded as an asset in the Company's balance sheet. The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these funds. Severance pay expenses amounted to $ 1,285, $ 357 and $ 1,035 for the years ended December 31, 2002, 2003 and 2004, respectively (in 2002, includes $ 1,172, which was recorded as restructuring charges).

     j.   Revenue recognition:

          Revenues from sales are recognized in accordance with Staff Accounting Bulletin No. 104 "Revenue Recognition in Financial Statements", ("SAB No. 104"), when delivery has occurred, persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable, no further obligation exists and collectibility is probable.

          The Company's subsidiary maintains a provision for product returns, in accordance with Statement of Financial Accounting Standard No. 48, "Revenue Recognition When A Right Of Return Exists". The provision for products returns amounted to $ 634, $ 550 and $ 122 for the years ended December 31, 2002, 2003 and 2004, respectively.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     k.   Income taxes:

          The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standards No.109, "Accounting for Income Taxes". This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

     l.   Stock-based compensation:

          The Company has elected to follow Accounting Principles Board Opinion No.25 "Accounting for Stock Issued to Employees" ("APB 25") and FASB Interpretation No.44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44") in accounting for its employee stock option plans. Under APB 25, when the exercise price of the Company's share options is higher than or equal to the market price of the underlying shares on the date of grant, no compensation expense is recognized.

          In 2002, the FASB issued FAS 148 "Accounting for Stock-Based Compensation - Transition and Disclosure, an Amendment of FASB Statement No. 123" ("SFAS 148"). SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The Company continues to apply the provisions of APB 25 in accounting for share based compensation. Had compensation cost been determined under the alternative fair value accounting method provided for under SFAS No. 123, the Company's loss and loss per share would have been increased to the following pro forma amounts:

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                                                     YEAR ENDED DECEMBER 31,
                                               ----------------------------------
                                                  2002         2003        2004
                                               ---------    --------    ---------
Net loss as reported                           $ (17,498)   $ (4,453)   $  (6,865)
Add: Stock-based compensation expense
  included in the determination of net loss
  as reported                                         68           -          554
Deduct: Stock-based compensation expense
  determined under fair value method for all
  awards                                            (923)       (911)      (1,359)
                                               ---------    --------    ---------

Pro forma net loss                             $ (18,353)   $ (5,364)   $  (7,670)
                                               =========    ========    =========

Basic and diluted net loss per share:
Income (loss) before cumulative effect of
  change in accounting principles pro forma    $    0.04    $  (0.43)   $   (0.49)
                                               =========    ========    =========
Income (loss) before cumulative effect of
  change in accounting principles pro forma    $   (0.02)   $  (0.43)   $   (0.49)
                                               =========    ========    =========
Net loss as reported                           $   (1.41)   $  (0.36)   $   (0.44)
                                               =========    ========    =========
Net loss pro forma                             $   (1.47)   $  (0.43)   $   (0.49)
                                               =========    ========    =========

          The fair value for these options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions:

                          2002    2003    2004
                          ----    ----    ----
Risk-free interest rate    2%      1.5%    2%
Expected dividend yield    0%      0%      0%
Expected volatility       94.5%   94.2%   36%
Expected lives             2       2       3

     m.   Fair value of financial instruments:

          The carrying amount reported in the balance sheet for cash and cash equivalents, trade receivables, short-term credit and trade payables approximates their fair values due to the short-term maturities of such instruments. Values of long-term loans approximate their fair values due to the variable interest rates on these loans.

          The fair values of capital lease obligations are estimated by discounting the future cash flows using current interest rates for leases of similar terms and maturities. The carrying amount of the capital lease obligations approximates their fair value since such obligations bear interest at a rate which approximates market rate.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     n.   Loss per share:

          Basic net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Standard No.128, "Earnings Per Share".

          In all reported periods, no diluted loss per share was presented because the effect of all outstanding options was anti-dilutive (1,755,874, 1,817,323 and 2,422,805 outstanding options as of December 31, 2002, 2003 and 2004, respectively).

     o.   Concentrations of credit risk:

          Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables. Cash and cash equivalents are invested mainly in U.S. dollars with major banks in Israel. Accordingly, the Company's management believes that minimal credit risk exists with respect to cash and cash equivalents. Trade receivables are derived from sales to major customers located primarily in the U.S. The allowance for doubtful accounts comprises specific accounts the collectibility of which, based upon management's estimate, is doubtful. The doubtful account expenses for the years ended December 31, 2002, 2003 and 2004, were $ 274, $ 27 and $ 16, respectively.

          As of the balance sheet date there are no significant off-balance-sheet concentrations of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

     p.   Impact of recently issued accounting standards:

          In November 2004, the FASB issued Statement of Financial Accounting Standard No. 151, "Inventory Costs, an Amendment of ARB No. 43, Chapter 4." ("SAFS 151"). SFAS 151 amends Accounting Research Bulletin ("ARB") No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SAFS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 151 will have a material effect on its financial position or results of operations.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          In December 2004, the FASB issued Statement of Financial Accounting Standard No. 153, "Exchanges of Nonmonetary Assets, an Amendment of APB Opinion No. 29" ("SFAS 153"). The guidance in APB Opinion No. 29, "Accounting for Nonmonetary Transactions" ("APB 29"), is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. APB 29 includes certain exceptions to that principle. SFAS 153 amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has a commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 153 will have a material effect on its financial position or results of operations.

          On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123 (revised 2004), "Share-Based Payment" ("Statement 123(R)"), which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("Statement 123"). Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statements 123 permitted, but not required, share-based payments to employees to be recognized based on their fair values while Statement 123(R) requires all share-based payments to employees to be recognized based on their fair values. Statement 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The new standard will be effective for the Company in the first interim period beginning after June 15, 2005. The Company expects that the adoption of Statement 123(R) will have a significant effect on its results of operations.

     q.   Reclassification:

          Certain prior year amounts were reclassified to conform to current year financial statement presentation.


NOTE 3:- GOODWILL

     Goodwill attributed to operating segments for the years ended December 31, 2003 and 2004 is as follows:


                                                  MACRO         HEALTHCARE-
                                                 CLOTHING           USA           TOTAL
                                                 --------        --------       --------
Balance as of January 1, 2003                    $      -        $ 30,743       $ 30,743

Acquisition of Macro Clothing                         122               -            122
                                                 --------        --------       --------

Balance as of December 31, 2003                       122          30,743         30,865

Realization of pre-acquired operating loss           (122)              -           (122)
                                                 --------        --------       --------

Balance as of December 31, 2004                  $      -        $ 30,743       $ 30,743
                                                 ========        ========       ========

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

NOTE 3:- GOODWILL (CONT.)

     On December 13, 1999, AWS Acquisition Corp. ("AWS"), a wholly-owned subsidiary of Tefron U.S. Holdings Corp. ("Holdings"), a wholly-owned subsidiary of the Company, completed its tender offer for 100% of the outstanding Common stock of a U.S. company, Alba-Waldensian Inc. ("Alba") which manufactures seamless apparel and specialty knitted health care products. AWS and Holdings were formed in connection with the purchase of Alba's stock and, immediately following the purchase, AWS was merged into Alba, as the surviving corporation. The acquisition, which was accounted for as a purchase, included the purchase of outstanding shares of Common stock of Alba at $ 18.50 per share that, in addition to acquisition costs of $ 3,273, resulted in a total purchase price of $ 63,418. The goodwill deriving from the acquisition amounted to $ 51,302.

     On January 1, 2002, the Company adopted SFAS 142. Accordingly, the Company, based on a valuation by an independent expert, compared the fair value of each reporting unit to its carrying amount. Based on the aforementioned valuation, the healthcare reporting unit's carrying amount exceeded its fair value and, as a result, the goodwill identified with that reporting unit, which had a carrying amount of $ 17,994, was written off under the provisions of SFAS No. 142. The transitional impairment loss was recognized as a cumulative effect of a change in accounting principle as of January 1, 2002, in the Company's statement of operations. See Note 15 for a description of the Company's segments.


NOTE 4:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES


                                                                            DECEMBER 31,
                                                                        ---------------------
                                                                          2003          2004
                                                                        -------       -------
               Government authorities:
                 VAT, customs and other levies recoverable              $ 2,071       $ 1,509
                 Investment grant receivable                              1,897         1,400
                 Income tax advances, net of accruals                        92           175
               Deferred income taxes (see Note 14)                          589           425
               Advances to suppliers                                        303           491
               Prepaid expenses                                             703           738
               Other                                                        511           958
                                                                        -------       -------

                                                                        $ 6,166       $ 5,696
                                                                        =======       =======

NOTE 5:- INVENTORIES

               Raw materials, accessories and packaging materials       $11,128       $11,469
               Work-in progress                                          11,214        11,807
               Finished products                                          9,334         9,861
                                                                        -------       -------

                                                                        $31,676       $33,137
                                                                        =======       =======


     In the years ended December 31, 2002, 2003 and 2004, the Company recorded inventory write-downs in the amount of $ 1,756 (out of which $ 1,550 was recorded as restructuring costs), $ 582 and $ 969, respectively. These write-downs were recorded as cost of sales.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 6:- PROPERTY, PLANT AND EQUIPMENT, NET

     Composition of assets grouped by major classifications, are as follows:

                                                       DECEMBER 31,
                                                --------------------------
                                                   2003            2004
                                                ---------        ---------
Cost:
  Buildings                                     $   7,767        $   6,933
  Machinery and equipment (2)                     172,865          178,546
  Installation and leasehold improvements           5,138            5,175
  Motor vehicles                                      557              611
  Furniture and office equipment                    3,562            3,786
  Investment grants                               (32,155)         (32,957)
                                                ---------        ---------

                                                  157,734          162,094
                                                ---------        ---------
Accumulated depreciation:
  Buildings                                           725              767
  Machinery and equipment                          71,097           79,694
  Installation and leasehold improvements           1,830            1,942
  Motor vehicles                                      402              488
  Furniture and office equipment                    1,853            2,504
  Investment grants                               (15,646)         (17,232)
                                                ---------        ---------

                                                   60,261           68,163
                                                ---------        ---------

Depreciated cost                                $  97,473        $  93,931
                                                =========        =========

     (1) Depreciation expenses for the years ended December 31, 2002, 2003 and 2004 were $ 9,722, $ 8,592 and $ 9,348, respectively.

     (2) December 31, 2003 - represents an advance payment to a machinery and equipment supplier in the amount of $ 1,166, which was exercised at the beginning of 2004.

     (3) During 2004, the Company had decided to dispose of five idle buildings of the seamless segment. The buildings were classified as held for sale and are presented in other accounts receivables, in accordance with Statement of Financial Accounting Standard No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). Accordingly, these buildings were measured at the lower of their carrying amount or fair value less costs to sell. In respect of the above, the Company recorded a loss in the amount of $ 771, resulting from the adjustment of the carrying amount of the buildings to their fair value less costs to sell. In November 2004, three of the buildings was sold for consideration of $ 160. The impaired building was classified as held for sale and is presented in other accounts receivable in the amount of $ 255.

          As for liens, see Note 11.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 7:- INVESTMENT IN AFFILIATED COMPANY

          In June 2001, the Company acquired, through a wholly-owned subsidiary, 49.9% of JBA Production S.A. ("JBA"), a company operating in Madagascar and engaged in the manufacture of bras, in consideration of approximately $ 1,300. As part of the JBA acquisition, the Company invested approximately $ 200 for 50.1% ownership interest of a new marketing company, Tefrani SA, which was designated to be engaged in the marketing of most of JBA's products. The investment in Tefrani was accounted for by the equity method because its operations are immaterial.

          During 2002, the Company recorded an impairment loss amounting to $ 780 in respect of its investment in JBA.

          In 2004, due to disputes that arose between the Company and the other shareholders in Tefrani SA and JBA, the operations have been ceased and the Company decided to record impairment loss in the amount of $ 296 which reduced the investment in JBA to zero.

NOTE 8:- SHORT-TERM BANK CREDIT

                                       WEIGHTED AVERAGE
                                        INTEREST RATE
                                      ------------------
                                          DECEMBER 31,             DECEMBER 31,
                                      ------------------        ------------------
                                       2003       2004            2003       2004
                                      -------    -------        -------    -------
                                               %
                                      ------------------
Loans and bank credit in NIS          9.0            6.7        $29,161              994
                                                                -------          -------

                                                                $30,631          $21,355
                                                                =======          =======

          As for collateral - see Note 11.

NOTE 9:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Employees and payroll accruals                                  $ 5,298          $ 4,820
Accrued expenses                                                  2,984            2,492
Equipment suppliers                                               2,864            1,877
                                                                -------          -------

                                                                $11,146          $ 9,189
                                                                =======          =======

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 10:- LONG-TERM LOANS

     a.   Composition:


                                                                  WEIGHTED AVERAGE
                                                                    INTEREST RATE
                                                             ---------------------------
                                                                     DECEMBER 31,                        DECEMBER 31,
                                                             ---------------------------    ------------------------------------
                                                                 2003           2004              2003                2004
                                                             ------------   ------------    ----------------    ----------------
                                                                          %
                                                             ---------------------------
                 Loans in U.S. dollars:
                   Banks (variable interest
                     LIBOR plus 1.5%-4.5%)                   2.375-6.4          3.7-6.78              $65,763          $56,830
                   Capital lease obligation                      7-9              7-9                   1,694              206
                   Other                                         7-9              7-9                   1,036              116
                                                                                                      -------          -------

                                                                                                       68,493           57,152
                                                                                                      -------          -------
                 Less - current maturities:
                   Loans from banks and others                                                         10,328            9,039

                   Capital lease obligation                                                             1,367              206
                                                                                                      -------          -------

                                                                                                       11,695            9,245
                                                                                                      -------          -------

                                                                                                      $56,798          $47,907
                                                                                                      =======          =======

     b.   The loans as of December 31, 2004 mature as follows:

                 December 31,

                 2005 (current maturities)                                      $ 9,245
                 2006                                                             9,369
                 2007                                                             8,923
                 2008                                                             5,923
                 2009 and thereafter                                             23,692
                                                                                -------

                                                                                $57,152
                                                                                =======


     c. Upon the closing of the Share Purchase Agreement with the investor controlled by FIMI (see Note 12), the Company entered into new financing arrangements with its bank creditors. The new financing arrangements contain different financial covenants and ratios from those in the Company's previous bank loan agreements. As of December 31, 2004, the Company met those covenant criteria.

     d.   As for collateral, see Note 11.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 11:- LIENS, CONTINGENCIES AND COMMITMENTS

     a. All bank debt is collateralized by a floating charge (a continuing charge on the Company's present and future assets but permitting the Company to dispose of such assets in the ordinary course of business) on all of the assets of the Company and its subsidiaries.

     b. In accordance with the provisions of the Law for the Encouragement of Capital Investments, 1959, the Company and its subsidiaries in Israel received grants from the State of Israel in respect of investments in their plants (see Note 14). The conditions in the letters of approval extending the grants from the State of Israel primarily include the requirements that the investments be made according to the approved plan and that at least 30% of the investments be financed by outstanding share capital. Non-fulfillment of these conditions would require the refund of the grants linked to the Consumer Price Index in Israel from the date of receipt plus interest. To guarantee fulfillment of the conditions for receipt of the grants, the Company and its subsidiaries have recorded floating charges on all of their assets in favor of the State of Israel.

     c. The facilities of the Company and most of its Israeli subsidiaries are located in buildings leased for various periods ending between 2005 and 2012. The Company has renewal options for additional periods.

          The significant leases are with a related party, a company controlled by the principal shareholders, ending between 2008 and 2024 (including renewal options) at an annual rental of $ 2,823. 50% of the basic rental payments is linked to Israel's CPI and 50% is linked to the U.S. cost of living index. The remaining lease payments are in, or linked to, the U.S. dollar.

          The aggregate minimum rental, commitments under non-cancelable leases, based on the above agreements as of December 31, 2004, is as follows:

2005                         $3,585
2006                         $2,645
2007                         $2,518
2008                         $2,370
2009                         $2,370
2010 and thereafter          $5,081

          Rental expenses for 2002, 2003 and 2004, amounted to $ 3,348, $ 3,121 and $ 3,163, respectively.

     d.   Legal proceedings:

          There are no material pending legal proceedings, other than litigations in the ordinary course incidental to the business to which the Company or any of its subsidiaries are subject.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 12:- SHAREHOLDERS' EQUITY

     a. On April 22, 2004, the transactions pursuant to the Share Purchase Agreement with a partnership controlled by FIMI Opportunity Fund ("Fimi") and pursuant to the Share Purchase Agreement with Leber Partners, L.P., a limited partnership ("the Investor") were closed. Under the agreements, the Company issued 3.53 million and 1.07 million Ordinary shares of the Company to Fimi and the Investor, respectively, at a price per share of $ 4.25 and $ 4.65 ("the PPS"), respectively, for a total cash consideration of $ 15 million and $ 5 million, respectively. The proceeds received may be adjusted, as described below.

          According to the agreements, in the event that the Company's earnings before income tax, depreciation and amortization ("EBITDA"), excluding
          (i) the EBITDA of Alba Health LLC to the extent it exceeds zero, and
          (ii) any increase in the EBITDA of Alba Waldensian, Inc., as a result of the exercise of the Put Option for fiscal year 2004 ("the 2004 EBITDA"), is less than $ 23 million, then the PPS shall be adjusted as follows: (i) if the Company's 2004 EBITDA is equal to or lower than $ 16 million, then the PPS will be retroactively reduced by $ 0.75, and
          (ii) if the Company's 2004 EBITDA is higher than $ 16 million but lower than $ 23 million, the PPS will be retroactively reduced at an amount of less than $ 0.75, which will be calculated according to the formula set forth in the agreement (Adjusted PPS). If the Company's 2004 EBITDA is higher than $ 23 million, no adjustment will be made.

          In the event that the adjusted PPS is not equal to the PPS, the Company, at its sole discretion, shall either (i) deliver Fimi and the Investor, within fourteen business days following the release of the 2004 financial statements, a number of additional ordinary shares that is equal to the difference between the number of purchased shares issued to Fimi and the Investor at the Closing date and the number of ordinary shares that would have been issued to Fimi and the Investor at the Closing date had the original PPS been equal to the adjusted PPS, or (ii) pay Fimi and the Investor, within ten business days following the release of the 2004 financial statements, a cash amount equal to the difference between the price per share and the adjusted PPS per each share purchased by Fimi and the Investor.

          The agreements include two instruments: shares and a conditional obligation that is freestanding of the shares and can be settled in shares at the Company's discretion. Therefore the conditional obligation is a liability and not equity since the value of the payout is based on the performance condition and not based on the shares. As a result, the conditional obligation should be measured at fair value on transaction date and on each balance sheet date. The difference between the initial values assigned to the liability component and the final payout was charged to statements of operations.

          The conditional obligation was recorded at the inception of the agreement and as of December 31, 2004 in an amount of $ 3,304 and 3,454, respectively. The difference of $ 150 was recorded as financial expenses.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 12:- SHAREHOLDERS' EQUITY (CONT.)

     b.   Equity credit line:

          On March 9, 2004, the Company entered into a Private Equity Credit Agreement with funds advised by Southridge Capital Management LLC ("Southridge"). Under the agreement, the Company has an option to call funds from an equity credit line facility provided by Southridge of up to the lesser of $ 15,000 or 19.9% of the Company's outstanding share capital over the next three years. Under the financing facility, the Company will be entitled to issue shares to Southridge from time to time, at its own election, subject to certain minimum and maximum limitations, but in no event will Southridge be obligated to own more than 4.99% of the Company's Ordinary shares at any time. The price to be paid by Southridge will be at a discount of 6% on the market price of the Company's Ordinary shares (as calculated under the agreement) during a period prior to the issuance of the shares. Before drawing on the equity line, the Company must satisfy certain closing conditions, including the effectiveness of a registration statement to be filed by the Company, relating to the shares to be issued to Southridge. As of December 31, 2004, no funds were called.

     c.   Stock options:

          In September 1997, the Company's Board of Directors adopted a Share Option Plan in which 1,166,049 Ordinary shares were reserved for issuance to directors, officers and employees of the Company. At general meetings of shareholders in August 1999 ,July 2001 and March 2004, it was resolved to increase the number of shares reserved for issuance under the Share Option Plan by 600,000, 500,000 and 446,274 Ordinary shares, respectively. The options vest over a period of three years and expire after 10 years from the grant date or upon termination of employment.

          On April 22, 2004, upon the completion of the Purchase Agreement described in a. above, the Company granted, the Company's CEO, 650,000 options ("the Options"), which may be exercised to purchase up to 650,000 Ordinary shares of the Company, at an exercise price of $ 4.25 per share. The Options vest over four years commencing January 1, 2004 and expire 10 years from the date of the grant. The market price of the Company's shares on the date of grant was $ 5.85. Accordingly, The Company recorded a compensation expense of $ 554. This expense was included as part of general and administrative expenses.

          Except for these options, all other options are granted with an exercise price equal to the market value at the date of grant. The weighted average fair values of the options granted during 2002, 2003 and 2004 were $ 1.65, $ 1.67 and $ 2, respectively.

          As of December 31, 2004, 289,518 options were available for future grants under the aforementioned plan.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 12:- SHAREHOLDERS' EQUITY (CONT.)

               A summary of the Company's share option activity under the plan is as follows:


                                                                     YEAR ENDED DECEMBER 31,
                              ------------------------------------------------------------------------------------------------------
                                         2002                                  2003                                   2004
                              -----------------------------        ----------------------------         ----------------------------
                                                  WEIGHTED                            WEIGHTED                             WEIGHTED
                                                  AVERAGE                             AVERAGE                              AVERAGE
                                NUMBER            EXERCISE           NUMBER           EXERCISE            NUMBER           EXERCISE
                              OF OPTIONS           PRICE           OF OPTIONS          PRICE            OF OPTIONS           PRICE
                              ----------         ----------        ----------        ----------         ----------         ---------
Options outstanding
   at beginning of
   year                        1,138,474           $ 7.04           1,755,874           $ 3.14           1,817,323           $4.54
Changes during the
   year:
   Granted                       838,553           $ 3.52             160,284           $ 3.5              730,000           $4.26
   Forfeited or
     canceled                   (221,153)          $10.31             (98,835)          $10.11            (124,518)          $4.23
                              ----------                           ----------                            ----------

Options outstanding
   at end of year              1,755,874           $ 3.14           1,817,323           $ 4.54           2,422,805           $4.48
                              ==========           ======          ==========           ======          ==========           =====

Options exercisable
   at the end of the
   year                          641,804           $ 7.65           1,031,679           $ 5.53           1,422,551           $4.83
                              ==========           ======          ==========           ======          ==========           =====


               The following table summarizes information about options outstanding and exercisable at December 31, 2004:


                                                                                                               WEIGHTED
                                               OPTIONS                        WEIGHTED         OPTIONS         AVERAGE
                                             OUTSTANDING       WEIGHTED       AVERAGE        EXERCISABLE      EXERCISE
                           RANGE OF             AS OF          AVERAGE       REMAINING          AS OF          PRICE OF
                           EXERCISE          DECEMBER 31,      EXERCISE     CONTRACTUAL      DECEMBER 31,      OPTIONS
                             PRICE               2004           PRICE       LIFE (YEARS)        2004         EXERCISABLE
                     --------------------- ----------------- -------------- -------------- ----------------- --------------
                            $ 15.00            59,000            $  15.00         5.46            59,000         $  15.00
                         $8.13 - $ 9.5        223,500            $   8.74         4.34           223,500         $   8.74
                         $ 3.5 - $ 4.31     2,140,305            $   3.74         7.85         1,140,051         $   3.53
                                           ----------                                          ---------

                                            2,422,805            $   4.48         7.47         1,422,551         $   4.83
                                           ==========                                          =========

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 13:- SUPPLEMENTARY INFORMATION TO STATEMENTS OF OPERATIONS

     a.   Cost of sales:

                                                                          YEAR ENDED DECEMBER 31,
                                                            -------------------------------------------------
                                                               2002               2003                 2004
                                                            ---------           ---------           ---------
        Materials                                           $  70,274           $  64,322           $  80,650
        Salaries and related expenses                          42,327              39,878              39,536
        Subcontracting                                         13,750              10,673              12,027
        Other production costs                                 18,855              19,141              20,140
        Depreciation                                            9,060               8,048               8,704
        Increase in work-in progress and finished
          products                                             (2,881)             (2,640)             (1,120)
                                                            ---------           ---------           ---------

                                                            $ 151,385           $ 139,422           $ 159,937
                                                            =========           =========           =========

     b.   Financial expenses (income):

        Finance expenses:
          Interest on long-term loans                       $   3,942           $   3,319           $   2,657
          Interest on short-term loans                            727               1,042                 977
          Exchange rate differences, net                          480                 682                 450
          Bank expenses and other, net                            335                 585                 978
          Loss related to conditional obligation                    -                   -                 150
                                                            ---------           ---------           ---------

                                                                5,484               5,628               5,212
        Interest income on bank deposits                          (27)                  -
                                                            ---------           ---------           ---------

                                                            $   5,457           $   5,628           $   5,212
                                                            =========           =========           =========

     c.   Other income (expenses):

        Loss on issuance of subsidiary's shares to
          third parties                                     $  (2,082)          $       -           $       -
        Other gains (losses)                                     (211)                228                   -
                                                            ---------           ---------           ---------

                                                            $  (2,293)          $     228           $       -
                                                            =========           =========           =========

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 14:- TAXES ON INCOME

     a.   Reduction in corporate tax rate:

          On June 2004, the Israeli Parliament approved an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), which progressively reduces the regular corporate tax rate from 36% to 35% in 2004, to 34% in 2005 to 32% in 2006 and to a rate of 30% in 2007.

     b.   Applicable tax laws:

          The Company and its subsidiaries in Israel are "industrial companies" in conformity with the Law for the Encouragement of Industry (Taxes) 1969. The principal benefits to which the companies are entitled under this Law are accelerated rates of depreciation, consolidated tax returns and a deduction for tax purposes, over a three year period, of costs incurred in issuance of shares.

     c. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law"):

          Certain production facilities in Israel have been granted the status of "Approved Enterprise" under the Law, for several investment programs ("the Programs").

          In accordance with the Law, the Company and certain subsidiaries in Israel received grants from the State of Israel in respect of investments in their plants. The conditions in the letters of approval extending the grants from the State of Israel primarily include the requirements that the investments be made according to the approved plan and that at least 30% of the investments be financed by outstanding share capital. In addition, income attributed to certain Programs is tax exempt for a period of two years and is subject to a reduced corporate tax rate of 10% - 25% for an additional period of five to eight years, based on the percentage of foreign investment in the Company.

          The duration of tax benefits for each of the Programs is subject to limitations of the earlier of 12 years from commencement of investment, or 14 years from receipt of approval, as an "Approved Enterprise" under the Law.

          Tax-exempt income attributable to the "Approved Enterprise" cannot be distributed to shareholders without subjecting the Company to taxes except upon complete liquidation of the Company. If such retained tax-exempt income is distributed in a manner other than upon the complete liquidation of the Company, it would be taxed at the reduced corporate tax rate applicable to such profits (between 10%-25%).

          The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the Law, regulations published there under and the certificates of approval for the specific investments in approved enterprises.

          Should the Company and its subsidiaries in Israel fail to meet such requirements in the future, income attributable to its "Approved Enterprise" programs could be subject to the statutory Israeli regular corporate tax rate and the Company could be required to refund a portion of the tax benefits already received, with respect to such programs. Income from sources other than the "Approved Enterprise" is subject to tax at regular Israeli corporate tax rate.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 14:- TAXES ON INCOME (CONT.)

     d.   Taxes on income included in the statements of operations:

                                                    YEAR ENDED DECEMBER 31,
                                         -------------------------------------------
                                           2002             2003              2004
                                         -------           -------           -------
Current taxes                            $     -           $   197               692
Deferred taxes                             4,571              (621)             (853)
Taxes in respect of prior years              408                 -               364
                                         -------           -------           -------

                                         $ 4,979           $  (424)          $   203
                                         =======           =======           =======

Domestic                                 $ 4,571           $(1,582)          $  (476)

Foreign                                      408             1,158               679
                                         -------           -------           -------

                                         $ 4,979           $  (424)          $   203
                                         =======           =======           =======

     e.   Effective tax:

          Reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of operations is as follows:

                                                                    YEAR ENDED DECEMBER 31,
                                                         ---------------------------------------------
                                                          2002               2003               2004
                                                         -------            -------            -------
Income (loss) before taxes, as reported in the
  consolidated statements of operations                  $ 7,469            $(2,059)           $(4,717)
                                                         =======            =======            =======

Statutory tax rate                                            36%                36%                35%
                                                         =======            =======            =======

Provision at the Israeli statutory tax rate              $ 2,689            $  (741)           $(1,651)
Increase (decrease) in taxes resulting from
  "Approved Enterprise" benefits                          (1,303)               198                676
Deferred taxes on losses and temporary
  differences for which valuation allowance was
  provided                                                 2,633                533                742
Nondeductible expenses                                        45                 40                 88
Change in tax rate used for computation of
  deferred taxes                                               -               (469)               (83)
Taxes in respect of prior years                              408                  -                366
Other                                                        507                 15                 65
                                                         -------            -------            -------

Actual tax expenses (benefit)                            $ 4,979            $  (424)           $   203
                                                         =======            =======            =======


     f.   Income (loss) before taxes on income is comprised as follows:

                                                         $17,038            $(2,049)           $(5,681)

Foreign                                                   (9,569)               (10)               964
                                                        --------           --------           --------

Total                                                    $ 7,469            $(2,059)           $(4,717)
                                                        ========           ========           ========

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 14:- TAXES ON INCOME (CONT.)

     g.   Deferred taxes:

          Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                                         DECEMBER 31,
                                                                                  ---------------------------
                                                                                    2003               2004
                                                                                  --------           --------
                      Asset (liability) in respect of:
                        Property, plant and equipment                             $(17,569)          $(15,613)
                        Allowances and provisions                                    4,427              1,658
                        Net operating loss carryforward                             19,011             18,728
                                                                                  --------           --------

                      Net deferred tax assets before valuation allowance             5,869              4,773
                      Valuation allowance (1)                                       (9,422)            (7,473)
                                                                                  --------           --------

                      Net deferred tax liability                                  $ (3,553)          $ (2,700)
                                                                                  ========           ========
                      Presented in balance sheet:
                        Long-term liability                                       $ (7,570)          $ (5,611)
                        Long-term assets                                             3,428              2,486
                        Other receivables                                              589                425
                                                                                  --------           --------

                      Net deferred tax liability                                  $ (3,553)          $ (2,700)
                                                                                  ========           ========


                      Domestic                                                    $ (6,553)          $ (5,141)
                      Foreign                                                        3,000              2,441
                                                                                  --------           --------

                      Net deferred tax                                            $ (3,553)          $ (2,700)
                                                                                  ========           ========

          (1) The net change in the total valuation allowance for the years ended December 31, 2002, 2003 and 2004 is $ 2,693, $ 533 and $
               1,949, respectively.

          (2) The deferred taxes are computed based on enacted tax rates expected to apply at the time of reversal (average rate of 22% for Israeli companies and 37% for a subsidiary located in the U.S.).

     h. As of December 31, 2004, the Company's subsidiary in the U.S. had estimated aggregate available carryforward tax losses of approximately $ 35,000 to offset against future taxable profits, which expire between 2020 and 2023. A valuation allowance for an amount of $ 8,000 was recorded due to the uncertainty of the tax asset's future realization.

          As of December 31, 2004 the Company and its Israeli subsidiaries had tax loss carryforward of approximately $ 17,000. Carryforward tax losses in Israel may be carryforward indefinitely and may be offset against future taxable income.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 14:- TAXES ON INCOME (CONT.)

     i.   Final tax assessments:

          The Company is currently in the process of tax assessments with Israel's Tax Authorities for the tax years 1997 to 1999.


NOTE 15:- SEGMENT REPORTING

     a.   General information:

          The Company has three production lines: Knitted apparel ("Cut and Sew") Seamless apparel ("Seamless") and health care products. Unlike the Cut and Sew process, the Seamless process includes the utilization of a single machine that transforms yarn directly into a nearly complete garment.

          The Company has three reportable segments:

          - Intimate apparel and active wear manufactured using the Seamless process.

          - Intimate apparel and active wear manufactured using the Cut and Sew process located in Israel.

          -    Health production, located in the, U.S. (Healthcare).

          The accounting policies of the reportable segments are the same as those described in Note 2. Selling, general and administrative expenses are allocated according to management's assessment. Management evaluates performance based upon operating income (loss) before interest and income taxes.

          b.   Reportable segments:

                                                                    YEAR ENDED DECEMBER 31, 2004
                                       -------------------------------------------------------------------------------------
                                        CUT & SEW                           HEALTHCARE
                                        - ISRAEL          SEAMLESS             USA              ADJUSTMENTS      CONSOLIDATED
                                       ----------        ----------         ----------          ----------         ---------
Sales to unaffiliated
  customers                            $   64,867        $   83,753         $   34,199          $        -         $ 182,819
Inter-segmental sales                         405                 -                  -                (405)                -
                                       ----------        ----------         ----------          ----------         ---------

Total sales                            $   65,272        $   83,753         $   34,199          $     (405)        $ 182,819
                                       ==========        ==========         ==========          ==========         =========

Operating income (loss)                $    3,497        $   (8,217)        $    5,215          $        -         $     495
                                       ==========        ==========         ==========          ==========

Financial expenses, net                                                                                                5,212
                                                                                                                   ---------

Loss before income taxes                                                                                           $  (4,717)
                                                                                                                   =========

Depreciation and amortization          $    2,824        $    6,393         $    1,543          $        -         $  10,760
                                       ==========        ==========         ==========          ==========         =========
Identifiable and total assets
  at December 31, 2004                 $   36,990        $   98,235         $   44,243          $        -         $ 179,468
                                       ==========        ==========         ==========          ==========

Corporate assets                                                                                                      12,063
                                                                                                                   ---------

Total assets                                                                                                       $ 191,531
                                                                                                                   =========

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 15:- SEGMENT REPORTING (CONT.)

                                                                  YEAR ENDED DECEMBER 31, 2003
                                       -------------------------------------------------------------------------------------
                                       CUT & SEW                           HEALTHCARE
                                       - ISRAEL          SEAMLESS              USA             ADJUSTMENTS       CONSOLIDATED
                                       --------          ---------          ---------          ----------          ---------
Sales to unaffiliated
  customers                            $ 51,944          $  72,856          $  38,286          $        -          $ 163,086
Inter-segmental sales                     1,469                  -                  -              (1,469)                 -
                                       --------          ---------          ---------          ----------          ---------

Total sales                            $ 53,413          $  72,856          $  38,286          $   (1,469)         $ 163,086
                                       ========          =========          =========          ==========          =========

Operating income (loss)                $    704          $  (4,056)         $   6,693          $        -          $   3,341
                                       ========          =========          =========          ==========

Financial expenses, net                                                                                                5,628
Other income, net                                                                                                        228
                                                                                                                   ---------

Loss before income taxes                                                                                           $  (2,059)
                                                                                                                   =========

Depreciation and amortization          $  2,131          $   6,452          $     422          $        -          $   9,005
                                       ========          =========          =========          ==========          =========

Identifiable and total assets
  at December 31, 2003                 $ 39,628          $ 101,202          $  44,392          $        -          $ 185,222
                                       ========          =========          =========          ==========

Corporate assets                                                                                                      16,369
                                                                                                                   ---------

Total assets                                                                                                       $ 201,591
                                                                                                                   =========

                                                                YEAR ENDED DECEMBER 31, 2002
                                       --------------------------------------------------------------------------------
                                       CUT & SEW                          HEALTHCARE
                                       - ISRAEL          SEAMLESS            USA            ADJUSTMENTS     CONSOLIDATED
                                       --------          --------          --------          --------          --------
Sales to unaffiliated
  customers                            $ 66,199          $ 86,524          $ 37,582          $      -          $190,305
Inter-segmental sales                         -             1,308                 -            (1,308)                -
                                       --------          --------          --------          --------          --------

Total sales                            $ 66,199          $ 87,832          $ 37,582          $ (1,308)         $190,305
                                       ========          ========          ========          ========          ========

Operating income (loss)                $ 10,611          $ (2,760)         $  7,368          $      -          $ 15,219
                                       ========          ========          ========          ========

Financial expenses, net                                                                                           5,457
Other expenses, net                                                                                               2,293
                                                                                                               --------

Income before income taxes                                                                                     $  7,469
                                                                                                               ========

Depreciation and amortization          $  2,989          $  6,321          $    412          $      -          $  9,722
                                       ========          ========          ========          ========          ========

Identifiable and total assets
  at December 31, 2002                 $ 35,297          $ 98,309          $ 44,904          $      -          $178,510
                                       ========          ========          ========          ========

Corporate assets                                                                                                 19,233
                                                                                                               --------

Total assets                                                                                                   $197,743
                                                                                                               ========

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 15:- SEGMENT REPORTING (CONT.)

     c.   The Company's sales by geographic area are as follows:

                                YEAR ENDED DECEMBER 31,
                       --------------------------------------------
                         2002              2003              2004
                       --------          --------          --------
North America          $186,348          $154,696          $168,914
Europe                    1,809             4,350             8,044
Israel                    1,709             2,782             2,892
Other                       439             1,258             2,969
                       --------          --------          --------

                       $190,305          $163,086          $182,819
                       ========          ========          ========

     d.   Sales to major customers:


                 YEAR ENDED DECEMBER 31,
           ---------------------------------
           2002          2003          2004
           ----          ----          ----
                          %
           ---------------------------------
A          49.8          38.2          38.5
B           8.8          10.9           9.2
C           5.3           9.1          13.0
           ----          ----          ----

           63.9          58.2          60.7
           ====          ====          ====

          As of December 31, 2003 and 2004, major customer's balances were $ 15,592 and $ 11,939, respectively.

     e.   The Company's long-lived assets by geographic area are as follows:

                                   DECEMBER 31,
                            ---------------------------
                              2003              2004
                            --------          --------
 Israel                     $ 76,882          $ 79,785
 Foreign countries            51,096            45,378
                            --------          --------

                            $127,978          $125,163
                            ========          ========

     f.   Revenues are generated by the following products:

                                      YEAR ENDED DECEMBER 31,
                             ---------------------------------------------
                               2002              2003              2004
                             --------          --------          --------
Intimate apparel             $146,260          $108,998          $118,240
Active wear                     6,463            12,071            20,105
Swimwear                            -             3,731            10,275
Healthcare products            37,582            38,286            34,199
                             --------          --------          --------

                             $190,305          $163,086          $182,819
                             ========          ========          ========

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 16:- RELATED PARTIES

     a. Transactions with related parties (shareholders and companies controlled by shareholders):

                                                        YEAR ENDED DECEMBER 31,
                                             -------------------------------------------
                                               2002             2003              2004
                                             -------           -------           -------
Sales to related parties (1)                 $ 1,019           $ 1,155           $   796
                                             =======           =======           =======

Cost of sales (2)                            $(2,475)          $(2,667)          $(2,602)
                                             =======           =======           =======

Selling, general and administrative
  expenses (2)                               $  (362)          $  (703)          $  (684)
                                             =======           =======           =======


          (1) Related parties trade receivables in 2003 and 2004 were $ 718 and $ 372, respectively.

          (2) Related parties trade payables in 2003 and 2004 were $ 196 and $ 52, respectively.

          (3) Including primarily rental payments to a company controlled by shareholders.


     b. During 2003, the Company acquired Macpell's interest in RMD, in consideration of $ 200.


NOTE 17:- SUBSEQUENT EVENTS

     a. In February 2005, a fire damaged the Company's sewing plant in Jordan. The fire resulted in loss of inventories and raw materials of $ 1,400, and damage to plant and machinery of $ 630. The Company expects that its insurance policies will cover substantially all of the losses resulted from the fire less the deductible in the amount of $ 250. The Company is transferring production to other facilities. However, damage from the fire may delay shipment of some goods. The Company does not expect damage or loss from the fire to materially affect its overall sales or profitability.

     b. As of December 31 2004, the Company's 2004 EBITDA is expected to be less then $ 16 million. As a result, the PPS will be retroactively reduced by $ 0.75 per share. The Company has not yet decided whether to issue anon additional 963,085 shares or to pay an amount of $ 3,454 in cash.